Exhibit 12.1

CHAMBERS STREET PROPERTIES
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Add:
Income (Loss) Before Gain on Conversion of Equity Interest to Controlling Interest, Provision for Income Taxes and Equity in Income from Unconsolidated Entities	18,568	(7,382)	(47,008)	(23,947)	(18,971)
Fixed Charges (See Below)	55,584	47,527	35,278	33,568	14,932
Subtract
Capitalized Interest	—	—	1,205	79	—
Earnings (Loss)	74,152	40,145	(12,935)	9,542	(4,039)
Fixed Charges
Interest Expense	55,311	47,295	33,845	33,261	14,704
Capitalized Interest	—	—	1,205	79	—
Ground Lease Payments	273	232	228	228	228
Total Fixed Charges	55,584	47,527	35,278	33,568	14,932
Consolidated Ratio of Earnings (Loss) to Fixed Charges	1.33	0.84	(0.37)	0.28	(0.27)
Deficiency	$18,568	$(7,382)	$(48,213)	$(24,026)	$(18,971)